FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of December, 2005


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date:  February 3, 2006

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan Rigby
                                         --------------------------------------
                                     Name:  Jonathan Rigby
                                     Title: Director


Date:  February 3, 2006

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Dean Godwin
                                         --------------------------------------
                                     Name:  Dean Godwin
                                     Title: Director


Date:  February 3, 2006

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc

Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc

Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited

Period 1 December 2005 - 31 December 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                           369,520

Current Balance - Trust Mortgage Assets            (GBP)37,544,743,819.96

Current Balance - Trust Cash and other Assets      (GBP)1,478,924,038.60

Last Months Closing Trust Assets                    (GBP)30,443,624,329

Funding share                                       (GBP)16,401,354,547

Funding 2 share                                     (GBP)10,832,204,300

Funding and Funding 2 share                         (GBP)27,233,558,847

Funding and Funding 2 Share Percentage                      69.79%

Seller Share*                                       (GBP)11,790,109,012

Seller Share Percentage                                     30.21%

Minimum Seller Share (Amount)*                       (GBP)2,527,528,617

Minimum Seller Share (% of Total)                            6.48%

Excess Spread last quarter annualised (% of Total)           0.40%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------
                    Number       Principal (GBP)     Arrears (GBP)   By Principal (%)

> = 1 < 3 Months     5,625          579,133,425          4,755,442            1.54%

> = 3 < 6 Months     1,119          107,257,711          2,513,142            0.29%

> = 6 < 9 Months      265            26,825,934          1,070,754            0.07%

> = 9 < 12 Months     19              1,829,915           105,994             0.00%

> = 12 Months          3               256,185             19,316             0.00%

Total                7,031           715,303,170         8,464,648            1.91%
------------------------------------------------------------------------------------------



Properties in Possession

----------------------------------------------------------------------------------------------------
                          Number                Principal (GBP)          Arrears (GBP)

Total (since inception)     924                    70,259,893                 3,444,214
----------------------------------------------------------------------------------------------------

Properties in Possession                                                         316

Number Brought Forward                                                           228

Repossessed (Current Month)                                                      88

Sold (since inception)                                                           608

Sold (current month)                                                             82

Sale Price / Last Loan Valuation                                                1.04

Average Time from Possession to Sale (days)                                      132

Average Arrears at Sale                                                     (GBP)3,513

Average Principal Loss (Since inception)*                                   (GBP)1,359

Average Principal Loss (current month)**                                     (GBP)483

MIG Claims Submitted                                                              9

MIG Claims Outstanding                                                            0

Average Time from Claim to Payment                                               104
----------------------------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

----------------------------------------------------------------------------------------------------
                                                   Number                  Principal (GBP)

Substituted this period                            84,521                 (GBP)9,999,240,398

Substituted to date (since 26 March 2001)          787,129                (GBP)74,971,283,516
----------------------------------------------------------------------------------------------------


CPR Analysis

----------------------------------------------------------------------------------------------------
                                                                                % of CPR

Current Month % of CPR - Removals*                                               53.80%

Previous Month % of CPR - Removals*                                              55.70%

Current Month % of CPR - Non-Removals**                                          46.20%

Previous Month % of CPR - Non-Removals**                                         44.30%
----------------------------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g.
Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions


----------------------------------------------------------------------------------------------------
                                                   Monthly                     Annualised

Current Month CPR Rate - Total                      4.11%                        39.55%

Previous Month CPR Rate - Total                     5.23%                        47.54%
----------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                     23.16

Weighted Average Remaining Term (by value) Years                                 21.30

Average Loan Size                                                            (GBP)101,604

Weighted Average LTV (by value)                                                  76.26%

Weighted Average Indexed LTV (by value)                                          70.49%

Non Verified (by value)                                                          43.66%
----------------------------------------------------------------------------------------------------


Product Breakdown

----------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                          56.89%

Together (by balance)                                                            22.33%

Capped (by balance)                                                               0.37%

Variable (by balance)                                                            15.52%

Tracker (by balance)                                                              4.89%

Total                                                                            100.00%
----------------------------------------------------------------------------------------------------



Geographic Analysis

---------------------------------------------------------------------------------------------------------------
                           Number              % of Total              Value (GBP)                % of Total

East Anglia                7,699                  2.08%                 797,841,824                    2.13%

East Midlands             26,199                  7.09%                2,422,325,614                   6.45%

Greater London            44,445                 12.03%                7,171,421,456                   19.10%

North                     35,544                  9.62%                2,417,691,734                   6.44%

North West                48,378                 13.09%                4,036,567,979                   10.75%

Scotland                  49,884                 13.50%                3,637,529,955                   9.69%

South East                56,463                 15.28%                7,676,456,728                   20.45%

South West                24,759                  6.70%                2,831,725,120                   7.54%

Wales                     14,861                  4.02%                1,250,023,659                   3.33%

West Midlands             24,471                  6.62%                2,351,082,636                   6.26%

Yorkshire                 36,817                  9.96%                2,952,077,115                   7.86%

Total                    369,520                  100%                37,544,743,820                   100%
---------------------------------------------------------------------------------------------------------------


LTV Levels Breakdown

---------------------------------------------------------------------------------------------------------------
                                                 Number                Value (GBP)                % of Total

0% < 25%                                         13,833                 530,209,882                    1.41%

> = 25% < 50%                                    44,190                3,401,609,677                   9.06%

> = 50% < 55%                                    14,018                1,341,690,142                   3.57%

> = 55% < 60%                                    15,145                1,538,867,898                   4.10%

> = 60% < 65%                                    17,461                1,889,642,112                   5.03%

> = 65% < 70%                                    21,431                2,303,400,259                   6.14%

> = 70% < 75%                                    25,932                2,968,929,391                   7.91%

> = 75% < 80%                                    26,787                3,269,514,480                   8.71%

> = 80% < 85%                                    45,319                5,399,018,872                   14.38%

> = 85% < 90%                                    41,047                4,707,762,820                   12.54%

> = 90% < 95%                                    64,804                6,246,767,010                   16.64%

> = 95% < 100%                                   38,736                3,882,078,018                   10.34%

> = 100%                                           817                  65,253,260                     0.17%

Total                                            369,520              37,544,743,820                   100.0%
---------------------------------------------------------------------------------------------------------------


Repayment Method
---------------------------------------------------------------------------------------------------------------
                                                 Number                Value (GBP)                % of Total

Endowment                                        18,955                1,483,426,942                   3.95%

Interest Only                                    78,024               11,657,657,208                   31.05%

Pension Policy                                     438                  42,050,494                     0.11%

Personal Equity Plan                               804                  59,484,147                     0.16%

Repayment                                        271,299              24,302,125,029                   64.73%

Total                                            369,520              37,544,743,820                  100.00%
---------------------------------------------------------------------------------------------------------------


Employment Status

---------------------------------------------------------------------------------------------------------------
                                                 Number                Value (GBP)                % of Total

Full Time                                        319,818              30,710,697,955                   81.80%

Part Time                                         4,769                 342,066,718                    0.91%

Retired                                            853                  39,804,424                     0.11%

Self Employed                                    40,984                6,295,888,669                   16.77%

Other                                             3,096                 156,286,054                    0.42%

Total                                            369,520              37,544,743,820                  100.00%
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                         6.59%

Effective Date of Change                                              1 September 2005
---------------------------------------------------------------------------------------------------------------




Notes      Granite Mortgages 04-1 plc

---------------------------------------------------------------------------------------------------------------
                        Outstanding              Rating                Reference Rate                  Margin
                                            Moodys/S&P/Fitch

Series 1

A1                          $0                P-1/A-1+/F1+                  N/A                        -0.04%

A2                     $230,000,000            Aaa/AAA/AAA                 4.57%                        0.07%

B                       $52,000,000             Aa3/AA/AA                  4.71%                        0.21%

M                       $72,000,000              A2/A/A                    4.91%                        0.41%

C                      $108,000,000           Baa2/BBB/BBB                 5.40%                        0.90%

Series 2

A1                    $1,185,000,000           Aaa/AAA/AAA                 4.66%                        0.16%

A2                   (euro)900,000,000         Aaa/AAA/AAA                 2.64%                        0.16%

B                    (euro)91,000,000           Aa3/AA/AA                  2.82%                        0.34%

M                    (euro)45,000,000            A2/A/A                    3.05%                        0.57%

C                    (euro)60,000,000         Baa2/BBB/BBB                 3.55%                        1.07%

Series 3

A                   (GBP)600,000,000         Aaa/AAA/AAA                   4.81%                        0.16%

B                    (GBP)23,000,000          Aa3/AA/AA                    4.99%                        0.34%

M                    (GBP)10,000,000            A2/A/A                     5.22%                        0.57%

C                    (GBP)20,000,000         Baa2/BBB/BBB                  5.72%                        1.07%
---------------------------------------------------------------------------------------------------------------


Credit Enhancement

----------------------------------------------------------------------------------------------------------------------
                                                                                                % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                             (GBP)194,305,490                 8.42%

Class C Notes ((GBP) Equivalent)                                   (GBP)120,180,421                 5.21%
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                                                                                  % of Funding Share

Class B and M Notes ((GBP) Equivalent)                             (GBP)194,305,490                 1.18%

Class C Notes ((GBP) Equivalent)                                   (GBP)120,180,421                 0.73%
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement                      (GBP)60,000,000                  0.37%

Balance Brought Forward                                              (GBP)60,000,000                  0.37%

Drawings this Period                                                      (GBP)0                      0.00%

Excess Spread this Period                                             (GBP)3,386,499                  0.02%

Funding Reserve Fund Top-up this Period*                             -(GBP)3,386,499                 -0.02%

Current Balance                                                       (GBP)60,000,000                 0.37%
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                              (GBP)123,781,992                 0.75%

Funding Reserve %                                                            1.0%                         NA
----------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.